Growth Stalk Holdings Corp.

11991 N. Highway 99

Seminole, Oklahoma 74868

Filed as SEC Correspondence

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D. C. 20549

Attn: Tyler Howes

June 7, 2022

Re:	Growth Stalk Holdings Corporation.
Form 1-A
Originally Filed on April 1, 2022
File No.024-11847
SEC Comment Letter dated April 11, 2022

Amendment Number 1 (filed on June 7, 2022)

Dear Sir or Madam:

Please find below our responses to the Commission’s April 11, 2022 Comment Letter regarding the above-referenced S-1. Growth Stalk Holdings Corporation is referred to herein as the “Company”, “we”, or “us”.

Form 1-A filed April 1, 2022

Offering Summary, page 2

Response to Comment 1

The Company has removed the reference to qualifying and reserving 5,000,0000 shares of common stock for acquisitions. We will not be using these shares to acquire a specific targeted acquisition or use the shares on a shelf basis for potential future acquisitions or otherwise use the shares for any acquisition purposes whatsoever. We have made the appropriate adjustments to our disclosure regarding the foregoing, including our Use of Proceed Section at page 21.

Further Notes Regarding Amendment Number 1

Please note the following regarding Amendment Number 1

a)	We have decreased the offering price from $1.00 to $0.20 and made appropriate adjustments to our disclosure , including the cover page, the Dilution Chart at page 20, and the Use of Proceeds Chart at page 21.

b)	We have provided additional disclosure at pages 29-30 regarding our Independent Contractor Consultants, their agreements, the specific services they will provide, the lockup and leak out agreement that they are subject to, and compensation for their services.

c)	A new legal opinion from the Law Firm of Frederick M. Lehrer, P. A. has been filed as Exhibit 12.1.

d)	We have added the following Selling Shareholders to the Selling Shareholder Chart at page 23 in connection with additional convertible notes totaling $103,100 completed by the Company for an aggregate of 1,031,000 additional shares to be registered on behalf of Selling Shareholders subject to Qualification by the SEC.

Date	Name (beneficial owner if applicable)	Dollar Amount Invested into the Company	Offered Shares Entitled by Conversion of the note*
4/9/2022	Douglas Bennett	$10,000	100,000
4/14/2022	Josh Gooden	$20,000	200,000
4/10/2022	Michael Bergmann	$1,000	10,000
4/27/2022	Edison Gjergji	$2,500	25,000
3/23/2022	Susana Cossio	$500	5,000
4/2/2022	Jenny Porto	$1,000	10,000
4/5/2022	Marc Walters	$100	1,000
4/6/2022	Clint Symons	$100	1,000
4/9/2022	Jonell Davis	$500	5,000
4/9/2022	Nathan Gooden	$50,000	500,000
4/10/2022	Michelle Miller	$250	2,500
4/10/2022	Damian Kuenzie	$250	2,500
4/10/2022	Herbert Milhomme	$500	5,000
4/11/2022	Ana Nicolosi	$100	1,000
4/13/2022	Steven Earley	$100	1,000
4/15/2022	Walter Babiak	$500	5,000
4/27/2022	Jasmine Weisshaar	$1,000	10,000
5/13/2022	John Giblin	$5,000	50,000
5/2/2022	Steven Sheldon	$100	1,000
5/5/2022	Scott Collman	$2,500	25,000
5/5/2022	James Boldman	$2,500	25,000
5/26/2022	Renata Fel Percio	$500	5,000
4/26/2022	Junior Joseph	$100	1,000
6/1/2022	Melvyn Simmons	$4,000	40,000
TOTAL ADDITIONS		$103,100	1,031,000

We have also added disclosure in Note 11 regarding the above in the notes to the financial statements under the following title:

11. SUBSEQUENT EVENTS (Unaudited) Subsequent to the Date of the Independent Auditor’s Report

We hereby acknowledge the following: (a) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission of the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and disclosure in the filing; and (c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.

Please contact our securities counsel, Frederick M. Lehrer, at (561) 706-7646 or flehrer@securitiesattorney1.com should you have any questions regarding Amendment Number 1.

Sincerely yours,

By:	/s/ Joseph Babiak
Joseph Babiak, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer (Principal Executive Officer/Principal Financial Officer/Principal Accounting Officer)